FILED BY US AIRWAYS GROUP, INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649

The following was published in the August 12, 2005 "US Airways Today" employee newsletter:

1/US Airways and America West to introduce new livery

US Airways and America West Airlines will introduce new aircraft livery for the combined company on Tuesday, Aug. 23.

Employees are invited to join Chairman, President and CEO Doug Parker, and President and CEO Bruce Lakefield as the first plane with the new look, an Airbus A320, makes its inaugural tour.

Events are scheduled in Philadelphia at 7 a.m., Pittsburgh at 9:30 a.m., Charlotte at 12:30 p.m., Las Vegas at 3:45 p.m., and Phoenix at 6:30 p.m. All times are local.

As we celebrate this important milestone, we look back on the 65 years of US Airways history -- and 22 years of America West history -- that make up our companies today and that we will carry forward into the new US Airways.

On Monday, we asked if those of you who worked for Allegheny, PSA or Piedmont, kept your old uniforms. Today we add a follow-up question: Can you still fit into your uniform? If so, congratulations! We need you!

If you have a couple of days off, and would like to be a part of this historic journey, we are looking for employees from the vanguard carriers to volunteer to travel with the newly painted aircraft -- in uniform. That means pilots, flight attendants, gate agents, fleet service, utility and other uniformed employees. US Airways will be represented by the flight crew staffing the flight.

If you are interested, please e-mail your name, original carrier, contact information, and where you reside to USNEWS@usairways.com. We hope you will be willing take a walk down memory lane while flying into the future on Aug. 23.

More details of this event will be provided as the day draws closer.

2/New message for boarding, inflight, onboard video

Beginning this month and in September, customers traveling aboard US Airways and America West Airlines will hear something new on the ground and in the skies.

Starting with the boarding process on Aug. 15, America West gate agents and flight attendants will announce the proposed merger with US Airways, familiarizing customers with the new airline's name and introducing travelers to what will be the nation's largest low-fare, full-service airline. America West also will air a special onboard video, starting Aug. 15.

On Sept. 1, US Airways will join the merger announcement campaign. US Airways customers will hear messages similar to those delivered by America West gate agents and flight attendants, but geared to our services, including mention of the Dividend Miles program. Customers also will receive merger-related news from a special onboard video.

The videos acknowledge that "merging two major airlines is a complicated task" and should help to ease customer concerns about merger-related changes such as booking flights and finding the correct airport location for their flight.

The individual videos incorporate, too, the respective carrier's history and guide customers to either americawest.com or usairways.com for merger-related news and updates. US Airways employees also can visit theHub's "Merger News" page for more information on the new announcements and onboard videos, as well as read America West Employee news and other merger-related articles.

Both carriers are committed to making this transition as seamless as possible for our collective customers. As said in the closing remarks of the onboard video, in a new twist on a traditional phrase for our employees: "We look forward to serving you in the future as the new US Airways."

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ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed merger transaction, US Airways Group has filed a Registration Statement on Form S-4 (Registration No. 333-126162), which includes a proxy statement of America West Holdings, and other documents with the Securities and Exchange Commission. The proxy statement/prospectus will be mailed to stockholders of America West Holdings after the registration statement is declared effective by the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND OTHER RELATED MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain free copies of the registration statement and proxy statement as well as other filed documents containing information about US Airways Group and America West Holdings at http://www.sec.gov, the SEC's website. Free copies of America West Holdings' SEC filings are also available on America West Holdings' website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways Group's SEC filings are also available on US Airways Group's website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22227.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION
America West Holdings, US Airways Group and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West Holdings' stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West Holdings is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways Group is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, is set forth in the registration statement and proxy statement and other materials filed with the SEC in connection with the proposed transaction.